Exhibit 22

Not for release, publication, or distribution in whole or in part in or into Australia or Japan.

For Immediate Release

                                            Contact:    Allen Saunders
                                                        Executive Director of
                                                        Corporate Communications
                                                        0181 873 5241

                                                        Joan Wake
                                                        Media Relations Manager
                                                        0181 873 5244

NYNEX CableComms Shareholders Approve Amendments and Merger

SURBITON, United Kingdom (April 24, 1997): NYNEX CableComms Group PLC and NYNEX CableComms Group Inc. ("NYNEX CableComms") announced today that their respective shareholders have approved certain amendments to the Articles of Association and Restated Certificate of Incorporation, respectively, to grant the Boards of Directors of NYNEX CableComms the authority to "de-staple" up to 20% in the aggregate of the shares comprising NYNEX CableComms Units. In addition the shareholders of NYNEX CableComms Group Inc. have also approved the merger of the company with a subsidiary of Cable & Wireless Communications plc ("CWC") in which the company will become a wholly-owned subsidiary of CWC. NYNEX CableComms made the announcement following an extraordinary general meeting and a special meeting of shareholders held in London today.

            These votes were taken in connection with the creation of the CWC Group, which will combine the telecommunications operations of Mercury Communications Limited and the cable television and telecommunications operations of Bell Cablemedia plc (as enlarged by the acquisition of Videotron Holdings Plc) and NYNEX CableComms.

            The directors of NYNEX CableComms Group PLC and NYNEX CableComms Group Inc. accept responsibility for the information in this press announcement. To the best of the knowledge and belief of such directors (who have taken all reasonable care to ensure that such is the case) such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

            NYNEX CableComms is one of the leading integrated providers of cable television and telecommunications services in the UK.